This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Capped Contingent Buffered Notes Linked to Gold due October 31, 2013

The notes are designed for investors who seek to participate in the appreciation of the Commodity Price of Gold up to the Maximum Return of at least 14.50%, and who anticipate that the Commodity Price will not be less than the Commodity Strike Price by more than 15.00% on the Observation Date. Investors should be willing to forgo interest payments and, if the Commodity Price is less than the Commodity Strike Price by more than 15.00% on the Observation Date, be willing to lose some or all of their principal. If the Commodity Price is less than the Commodity Strike Price by up to than 15.00% on the Observation Date, investors will receive all of their principal at maturity, subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Commodity Price	The official afternoon Gold fixing per troy ounce for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA (Bloomberg ticker GOLDLNPM).
Currency	USD
Maximum Return	At least 14.50% (to be determined on the pricing date)
Contingent Buffer Percentage	15.00%
Maximum Potential Loss	100.00%
Observation Date	October 28, 2013
Maturity Date	October 31, 2013
Commodity Return	(Ending Commodity Price - Commodity Strike Price) / Commodity Strike Price
Commodity Strike Price	A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Commodity Strike Price may or may not be the Commodity Price on the pricing date.**
Ending Commodity Price	The Commodity Price on the Observation Date
Maturity	Approximately 53 weeks
Settlement	Cash
Payment At Maturity:	*If the Ending Commodity Price is greater than the Commodity Strike Price:* $1,000 + ($1,000 x Commodity Return), subject to the Maximum Return *If the Ending Commodity Price is equal to or less than the Commodity Strike Price by up to the Contingent Buffer Percentage:* $1,000 *If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage:* $1,000 + ($1,000 x Commodity Return) Your investment may result in a loss of all of your principal at maturity.

Hypothetical Payout For Capped Contingent Buffered Notes in the Commodity at Maturity (assuming $1,000 Initial Investment)



Commodity Performance
Capped Contingent Buffered Note Performance
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payout at maturity
-30%
-20%
-15%
-10%
0%
10%
14.5%
20%
30%
Commodity Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Commodity Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Your maximum gain on the notes is limited to the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The benefit provided by the Contingent Buffer Percentage may terminate on the Observation Date.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- We may accelerate payment on your notes if a commodity hedging disruption event occurs.
- J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Investments related to the price of Gold may be more volatile than traditional securities investments.
- The market price of Gold will affect the value of the notes.
- The Commodity Price of Gold on the Observation Date will be determined by reference to a fixing level reported by the LBMA, and there are certain risks relating to the fixing level being determined by the LBMA.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- Many economic factors, such as the volatility of the underlying futures contract, time to maturity, interest rates and our creditworthiness, will impact the value of the notes prior to maturity.

Ending Commodity Price	Commodity Return	Payment at Maturity per $1,000 principal amount	Total Return On Notes
2,210.00	30.00%	$1,145.00	14.50%
2,125.00	25.00%	$1,145.00	14.50%
2,040.00	20.00%	$1,145.00	14.50%
1,955.00	15.00%	$1,145.00	14.50%
1,946.50	14.50%	$1,145.00	14.50%
1,870.00	10.00%	$1,100.00	10.00%
1,785.00	5.00%	$1,050.00	5.00%
1,700.00	0.00%	$1,000.00	0.00%
1,615.00	-5.00%	$1,000.00	0.00%
1,530.00	-10.00%	$1,000.00	0.00%
1,445.00	-15.00%	$1,000.00	0.00%
1,444.83	-15.01%	$849.90	-15.01%
1,360.00	-20.00%	$800.00	-20.00%
1,190.00	-30.00%	$700.00	-30.00%
850.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%

Each hypothetical return set forth above assumes a Commodity Strike Price of $1,700 and a Maximum Return of 14.50% and reflects the Contingent Buffer Percentage of 15.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 14.50%.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: October 15, 2012

J.P.Morgan

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of Gold and will depend on whether, and the extent to which, the Commodity Return is positive or negative. If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage, for every 1% that the Ending Commodity Price is less than the Commodity Strike Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Commodity Price is greater than the Initial Commodity Price, for each $1,000 principal amount note, you will receive at maturity $1,000 *plus* an additional return that will not exceed the Maximum Return, regardless of the appreciation in the Commodity Price, which may be significant.

CREDIT RISK OF JPMORGAN CHASE & CO. – The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to JPMorgan Chase & Co.'s credit risk and to changes in the market's view of its creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your initial investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview - Recent Devleopments," "Liquidity Risk Management - Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information - Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2012

POTENTIAL CONFLICTS – JPMorgan Chase & Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase & Co. and the calculation agent and other affiliates of JPMorgan Chase & Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the notes declines.

THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE – If the Commodity Price on the Observation Date is less than the Commodity Strike Price by more than the Contingent Buffer Percentage of 15.00%, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Price.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity of the notes would be based on the full principal amount of the notes, the original issue price of the notes includes an agent's commission and the cost of hedging JPMorgan Chase & Co.'s obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD ANY NOTES UNTIL MATURITY.

INVESTMENTS RELATED TO THE PRICE OF GOLD MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS – The price of Gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. These variables may create additional investment risks that may cause the price of Gold to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY - The return on your notes will not reflect the return you would realize if you actually purchased Gold or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.

THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES – Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

THE COMMODITY PRICE OF GOLD ON THE OBSERVATION DATE WILL BE DETERMINED BY REFERENCE TO A FIXING LEVEL REPORTED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE FIXING LEVEL BEING DETERMINED BY THE LBMA – Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Commodity Price of Gold, which will be determined by reference to a fixing level reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

NO INTEREST PAYMENTS - As a holder of the notes, you will not receive interest payments

LACK OF LIQUIDITY – The notes described above will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the Contract Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the Commodity Price; the time to maturity of the notes; whether the Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase & Co.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.